

Mail Stop 4631

September 11, 2015

<u>Via E-mail</u>
C. Lowell Ball
Senior Vice President and General Counsel
Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

> **Re:** **Stock Building Supply Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 17, 2015**
> **File No. 333-206421**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-36050**

Dear Mr. Ball:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please supplementally provide us with copies of all board books and other materials prepared by Barclays and Goldman Sachs that were shared with the SBS and BMC boards and their representatives.

2.   Please provide us with a copy of the SBS proxy card with the next amendment.

Summary, page 12

3.   Please avoid repeating information in the Q&As and the Summary. These sections should fulfill distinct purposes. Currently, we note disclosure on the following items in both sections:
   • what BMC stockholders will receive in the transaction;
   • treatment of BMC stock plans;
   • conditions to completion of the merger;
   • termination of the merger agreement; and
   • appraisal rights.

Ancillary Agreements, page 15

4.   Please disclose here that 43% of SBS's outstanding stock has entered into a voting agreement with BMC and 54.5% of BMC's outstanding stock has entered into a voting agreement with SBS.

Opinion of SBS's Financial Advisor, page 16

5.   Please disclose here that SBS will pay Barclays $7.5 million, including $6.5 million payable contingent upon the completion of the merger.

Opinion of BMC's Financial Advisor, page 16

6.   Please disclose here that BMC will pay Goldman Sachs $6 million, with BMC having the discretion to increase this amount by $1 million, all of which is contingent upon the completion of the merger.

Interest of Executive Officers and Directors in the Merger, page 17

7.   Please quantify the respective aggregate value of the benefits that the SBS and BMC directors and executive officers will receive as a result of their interests in the merger.

Risk Factors, page 35
SBS and BMC will each incur significant transaction…, page 40

8.   Please disclose the estimated "significant transaction and merger-related transition costs" SBS and BMC expect to incur as a result of the merger.

The merger may not be accretive…, page 45

9.   Please disclose here or in an appropriate section the anticipated amount of accretion per share of the combined company.

The Merger, page 62

Background of the Merger, page 63

10. Please revise your disclosure throughout this section to include a materially complete description of the discussions and/or negotiations relating to the merger consideration, particularly with respect to the interests SBS and BMC hold in the combined company. For example, please elaborate on the following:
- why SBS board's initial proposal was for a 42% interest in the combined company;
- the consideration the SBS board gave to the fact that SBS shareholders will lose majority ownership; and
- why BMC board's originally concluded that the transaction would be "worthwhile if BMC's stockholders received shares representing at least 62% of the combined company's common stock."

11. Please elaborate on the nature of the synergies that the parties discussed at various meetings. We note that page 17 of your investor presentation - filed on Form 8-K on June 3, 2015 - states that there are "[h]ighly identifiable and achievable cost savings" and identifies how these synergies will be achieved.

12. Please briefly discuss how Mr. Rea came into contact with Parties A and B.

13. Please briefly describe the discussions related to negotiating the termination fee from 4% to 3.5%.

14. Please include BMC's and SBS's respective discussions related to the restriction of both parties ability to solicit superior proposals.

15. We note references to work performed by Alvarez & Marshal and Charles River Associates. Please elaborate on the work performed by each of these firms and tell us whether they prepared a report, opinion, or appraisal, as that term is used in Item 4(b) of Form S-4.

SBS's Reason for the Merger, page 74
Significant Potential Synergies, page 76

16. Please disclose here that the estimated cost to achieve these anticipated synergies does not include transaction costs.

Strong Financial Position, page 76

17. Please revise your disclosure to provide additional clarification as to the meaning of a "strong balance sheet."

Opinion of SBS's Financial Advisor, page 80

18.　We note that Barclays performed comparable companies analyses for SBS and BMC, as well as a precedent transaction analysis. Please revise the disclosure in this section to provide the following:
- disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so; and
- disclose the size of each transaction, or the range of each transaction in the precedent transactions analysis.

BMC's Reasons for the Merger, page 91

19.　Please revise the third to last bullet point on page 92 to state that the debt ratio will not increase, rather than debt will not increase.

Opinion of BMC's Financial Advisor, page 95

20.　Please revise your disclose on page 100 to provide a complete qualitative and quantitative description of the fees received by Goldman Sachs for services provide to BMC and its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Board Composition and Management of the Combined Company After the Merger, page 107

21.　Please revise your disclosure to include the information required by Items 402 and 404 of Regulation S-K for the officers and directors of BMC who will serve as directors or executive officers of the combined company. See Item 18(a)(7)(ii-iii) of Form S-4.

Material U.S. Federal Income Tax Considerations, page 111

22.　If Kirkland & Ellis LLP intends to provide BMC a short-form tax opinion, please revise the first sentence to clearly state that the opinion set forth in the prospectus is the opinion of counsel and not merely a summary of the material tax considerations of the merger.

23.　Please advise us or remove the reference to the "customary factual assumptions" that the tax opinion will be based on.

The Merger Agreement, page 115

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement, page 115

24.   We note your disclosure that "information concerning the subject matter of the representations and warranties… may have changed after the date of the merger agreement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements in the proxy statement/prospectus not misleading.

Indebtedness, page 133

25.   Please disclose here and on page 171 that there is $250 million outstanding under the senior notes.

Historical Cash Flow Information, page 169

26.   Please revise your filing to provide a more robust discussion regarding the reasons for the changes in working capital.

Unaudited Pro Forma Condensed Combined Financial Information, page 177
4. Other Events, page 182

27.   We note that SBS has entered into a commitment letter with Wells Fargo and Goldman Sachs Bank USA, contingent on successful completion of the merger, which will provide the combined company with a $450 million revolving credit facility. Please revise your disclosure to include the expected terms of these new borrowing arrangements, such as interest rates, maturity dates and material financial covenants. Additionally, please tell us what consideration you have given to filing this letter as an exhibit.

7. Unaudited Pro Forma condensed Combined Balance Sheet Adjustments, page 184

28.   It appears your proposed transaction will result in the recognition of a significant amount of goodwill. Please expand your disclosure indicating your preliminary allocation of goodwill to your reporting units and your accounting for goodwill subsequent to the transaction.

29.   Please explain to us why you believe adjustment (h) is factually supportable as contemplated under the guidance for Rule 11-02(b)(6) of Regulation S-X. It is unclear how you would have achieved the historical revenues and operating results without the executives and related compensation.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition – Construction services, page F-7

30.   Please revise your filing to quantify the amount of revenue you recorded under the percentage of completion method in the periods of presented. Additionally, please revise your filing to disclose whether you have experienced material contract losses during the periods presented.

12. Income Taxes, page F-22

31.   We note that in the three months ended June 30, 2014 you recorded the reversal of your valuation allowance and at December 31, 2014, you continued to conclude that it was more likely than not that all of BMC's federal deferred tax assets and BMC's state deferred tax assets would be realized. Please provide us with a comprehensive analysis of the positive and negative evidence that you considered to determine that this reversal was appropriate. It appears you may have been in a cumulative three-year net loss position at the time of reversal.

Exhibits

32.   Please file a list of BMC's subsidiaries.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at 202-551-373732 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-mail
        Douglas S. Granger, Esq.
        Hunton & Williams LLP